

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Derek Dewan
President and Chief Executive Officer
GEE Group Inc.
7751 Belfort Parkway, Suite 150
Jacksonville, Florida 32256

> **Re: GEE Group Inc.**
> **Registration Statement on Form S-3**
> **Filed July 31, 2020**
> **File No. 333-240280**

Dear Mr. Dewan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services